UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

TUT SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

901103101
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐	[ ] Rule 13d-1(b)
☒	[X] Rule 13d-1(c)
☐	[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 300,054
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 300,054
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 300,054
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 300,054
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 68,944
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 68,944
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,944
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON IA/OO

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 68,944
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 68,944
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,944
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON HC/PN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 368,998
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 368,998
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 368,998
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 368,998
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 68,944
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 68,944
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,944
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 368,999
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 368,999
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,999
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON HC/CO

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 368,999
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 368,999
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,999
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 901103101
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 368,999
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 368,999
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,999
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES o
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 33,915,171 shares of common stock issued and outstanding as of November 9, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

This Schedule 13G relates to the common stock (“Common Stock”) of TUT SYSTEMS, INC. acquired by (i) WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), and (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), (ii) WSV Management, L.L.C., a Texas limited liability company (“WSV”), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”) and (iii) BC Advisors, LLC, a Texas limited liability company (“BCA”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the investment manager for WS International. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker and G. Stacy Smith on investment strategies from time to time. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: TUT SYSTEMS, INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6000 SW Meadows Rd,
Suite 200
Lake Oswego, Oregon 97035

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number: 901103101

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Reid S. Walker and G. Stacy Smith are the beneficial owners of an aggregate of 368,998 shares of Common Stock beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

Patrick P. Walker is the beneficial owner of 68,944 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

WS Capital and WSC Management are the beneficial owners of 300,054 shares of Common Stock beneficially owned for the accounts of WSC, WSCQP, WS International.

WSV and WSVM are the beneficial owners of 68,944 shares of Common Stock beneficially owned for the accounts of WSO, WSOQP and WSO International.

Steven R. Becker is the beneficial owner of 368,999 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

BCA and SRB Management are the beneficial owners of 368,999 shares of Common Stock beneficially owned for the accounts of SRBGC, SRBQP and SRB Offshore.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item7.	Identification and Classification of Subsidiary Which Acquired the Securities:

WSC Management is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP and WS International. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management’s clients.

WSVM is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSO, WSOQP and WSO International. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the sole principals of WSV, the general partner of WSVM, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSVM’s clients.

SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management’s clients.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2007

/s/ Steven R. Becker
Steven R. Becker

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)